

08025425

[TED STATES
[X]XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 27 2008

Washington, DC

SEC FILE NUMBER
8- 34706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 TEXAKOMA FINANCIAL, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

 5601 GRANITE PARKWAY, STE. 600, GRANITE PARK 3
                              (No. and Street)

PLANO   TX   75024
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 JACK L SHARP   (972) 317-9575
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP
                        (Name – if individual, state last, first, middle name)

 2300 HIGHLAND VILLAGE ROAD, STE. 650   HIGHLAND VILLAGE   TX   75077
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 [X] Certified Public Accountant
 [ ] Public Accountant
 [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____SCOTT KENNEDY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TEXAKOMA·FINANCIAL, INC._____ , as of _____DECEMBER 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Catherine A Colvin
Notary Public, State of Texas
My Commission Expires:
April 6, 2011

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAKOMA FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2007 AND 2006



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have audited the statement of financial condition of Texakoma Financial, Inc. (a Texas corporation) as of December 31, 2007 and 2006, and the related statements of income and stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with US generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 19, 2008

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

<u>ASSETS</u>

		2007		2006
ASSETS:				
Cash	$	616,766	$	830,197
Accounts receivable-draw		27,435		33,495
Accounts receivable-affiliate		275,702		180,804
Prepaid expense		23,537		20,614
Deferred tax asset		9,693		9,693
TOTAL ASSETS	$	953,133	$	1,074,803

<u>LIABILITIES AND STOCKHOLDER EQUITY</u>

		2007		2006
LIABILITIES:				
Accounts payable-trade	$	648	$	7,235
Accrued commissions		236,036		391,574
Accrued expenses and other		41,895		50,647
Total liabilities		278,579		449,456
STOCKHOLDER EQUITY :				
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding		6,000		6,000
Additional paid-in capital		655,807		604,807
Retained deficit		12,747		14,540
Total stockholder equity		674,554		625,347
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$	953,133	$	1,074,803

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commission income	$ 5,317,400	$ 5,813,742
Other income	35,000	-
Total revenues	5,352,400	5,813,742
EXPENSES:		
Commissions	3,299,355	3,770,368
Salaries and wages	2,144,074	2,301,001
Bad debts	1,802	2,350
Payroll and general taxes	221,060	287,525
Profit sharing contribution	29,644	31,819
Rregistration	27,608	33,547
Professioonal fees	23,600	36,168
Administration	168,376	22,198
Compliance expense	100,000	75,000
Leads	38,367	37,780
Rent	93,435	91,423
Communications	53,534	42,970
Postage and delivery	93,604	102,440
Other operating expenses	227,670	61,038
Reimbursed expenses	(1,167,937)	(1,109,550)
Total expenses	5,354,192	5,786,077
INCOME (LOSS) BEFORE INCOME TAXES	(1,792)	27,665
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	-	(4,225)
NET INCOME (LOSS)	$ (1,792)	$ 23,440

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
BALANCE, DECEMBER 31, 2005	6,000	556,807	(8,901)	553,906
Capital contributions		48,000		48,000
Net income (loss)			23,440	23,440
BALANCE, DECEMBER 31, 2006	6,000	604,807	14,539	625,346
Capital contributions		51,000		51,000
Net income (loss)			(1,792)	(1,792)
BALANCE, DECEMBER 31, 2007	$ 6,000	$ 655,807	$ 12,747	$ 674,554

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES TO CREDITORS
AS OF DECEMBER 31, 2007 AND 2006

The Company had no liabilities subordinated to creditors at December 31, 2007, nor at December 31, 2006

The accompanying notes are an integral part of these financial statements

TEXAKOMA FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities -		
Net income (loss)	$ (1,792)	$ 23,440
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(88,838)	(56,816)
Prepaid expenses	(2,923)	2,306
Deferred tax asset	-	4,225
Accounts payable-trade	(6,587)	(1,358)
Accrued commissions	(155,539)	(51,026)
Accrued expenses and other	(8,752)	22,429
Net cash provided by operating activities	(264,431)	(56,800)
Investing activities:		
Capital contributions	51,000	48,000
Increase (decrease) in cash	(213,431)	(8,800)
Cash at the beginning of the year	830,197	838,997
Cash at end of year	$ 616,766	$ 830,197
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization -

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes -

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Adoption of SFSA No. 130 -

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

2.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $338,187, which was $319,616 in excess of its required net capital of $18,571. At December 31, 2006 the Company had net capital of $380,741, which was $350,778 in excess of its required net capital $29,963.

3.   ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. The affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company. Texakoma Operating, LP is the originator of the oil & gas investment ventures.

4.   INCOME TAXES

Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes". The statement requires that deferred income taxes reflect the tax effects of timing differences in reporting the results of operations for financial statement and income tax purposes. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2007 and 2006.

The Company's deferred tax assets of $9,693 at December 31, 2007 and at December 31, 2006 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $65,591 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2006, along with the expiration dates are listed below.

Year generated	NOL Remaining	Year of Expiration
1999	8,357	2019
2001	30,353	2021
2003	7,293	2023
2005	19,588	2025
2007	1,792	2027
Total	$ 67,383	

5.   RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from affiliated companies, see note 3. These companies have common ownership. Accounts receivable at December 31, 2007 and 2006 were due from these affiliated companies as follows:

	2007	2006
Accounts receivable - commissions	$ 275,702	$ 180,804
Accounts receivable - other	27,435	33,495
Total	$ 303,137	$ 214,299

Affiliated companies reimbursed the Company $1,167,937 in 2007 and $1,109,550 in 2006 for operating costs.

The sole shareholder and president of the Company has a management agreement with the Company to provide management services. The agreement calls for a management fee equal to $12,000 annually. However, the shareholder has elected not to receive the fee for 2007 and 2006. The shareholder received no compensation for the year ended December 31, 2007 and none for the year ended December 31, 2006.

6.   **TEXAKOMA FINANCIAL, INC. 401(k) PLAN**

The Company established a 401 (k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $15,500 in 2007 and $15,000 in 2006. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2007 and 2006 were $29,644 and $31,819, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

7.   **SIGNIFICANT CONCENTRATIONS OF CASH**

The Company has deposits in a financial institution. This institution insures deposits up to a specified limit. Deposits at December 31, 2007 and 2006 at this institution were $616,766 and $830,197, of which $100,000 was insured.

SUPPLEMENTARY INFORMATION

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	674,554
Less non-allowable assets:		
Accounts receivable - draw		27,435
Accounts receivable - affiliate		275,702
Prepaid expenses		23,537
Deferred tax asset		9,693
Net capital		338,187
Minimum net capital required		18,571
Excess net capital	$	319,616
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	278,579
Aggregate indebtedness	$	278,579
Ratio: aggregate indebtedness to net capital:		82%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2007 FOCUS report is as follows: None

FOCUS Report:	$	338,187
Net Capital per audit report	$	338,187

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

The accompanying notes are an integral part of these financial statements.

DBS
&CO.

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Texakoma Financial, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> 1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
> 2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co, LLP

Highland Village, Texas
February 19, 2008

END